Via EDGAR Transmission

September 7, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 8 to Registration Statement on Form S-1

Filed August 10, 2023

File No. 333-268561

Ladies and Gentlemen,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2023, with respect to the Company’s Amendment No. 8 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on August 10, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 9 to the Registration Statement (“Amendment No. 9”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 9 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 9 to Registration Statement on Form S-1 filed August 10, 2023

Dilution, page 22

1.	We note your response to comment 1 and that you present a net tangible book value of ($13,417) as of April 30, 2023, which includes your intangible assets of $8,206. Please revise your net tangible book value calculation to exclude intangible assets as well as revise and review the calculations within the other scenarios of your offering as applicable.

Response: The Company has updated this information and excluded the amount of intangible assets of $8,206 from calculation of net tangible book value.

Mag Magna Corp Statement of Operations, page F-3

2.	As you have restated your statement of operations for the year ended April 30, 2023, please include a description of the nature of the error in the notes to the financial statements. Refer to ASC 250-10-50-7.

Response: The Company has revised the notes to its and audited financial statements to provide the disclosures required by ASC 250-10-50-7 with respect to the revisions made to its audited financial statements in connection with the amount change of the total of operating expenses.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer, and Director